02045381

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 1, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telecomunicações de São Paulo S.A. - TELESP

Announces Tariff Readjustment

Press Release, June 28, 2002. (2 pages)

For more information, contact:

Charles E. Allen
Telecomunicações de São Paulo S.A . - TELESP
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telesp.com.br

(São Paulo – Brazil), (June 28, 2002). Telecomunicações de São Paulo S.A. – Telesp (NYSE: TSP; Bovespa: TLPP) – in complementation to the previous announces on Telesp (sector 31) and CTBC (sector 34), hereby announces that as of 07/03/2002, a tariff readjustment will become effective to the local and long distance calls services provided, in region III – sector 32 of its concession area (former CETERP). Said readjustment was authorized by Anatel, according to the act no. 26.687 and 26.660 of 06/25/2002, published on the Official Gazette.

Basic Local Service Plan	Amount R$
Residential monthly basic rate	26.57
Non-residential monthly basic rate	37.74
Trunk lines monthly basic rate (CPCT)	37.74
Installation charge	41.86
Change of address fee	102.20
Local pulse	0.10737
Public telephone credit	0.081

According to the Item 11 of the Concession Contract signed on 02 June, 1998 between the Government and Telesp, through Anatel, the tariffs regarding the services of the telecommunication "services basket", (that is: the installation charge, the monthly basic rate and the pulse) had a 8.28% medium readjustment. This amount is lower than the inflation index IGP-DI, which is defined by contract as the index to be used for the annual readjustments.

The National Long Distance Services had an average readjustment of 5.02%, below the accumulated IGP-DI for the period.

Basic Long Distance Plan	Amount R$
Normal Rates	
DC – Neighboring areas	0.03871
D1 – Up to 50 km	0.11607
D2 – Between 50 and 100 km	0.17893
D3 – Between 100 and 300 km	0.24539
D4 – More than 300 km	0.34804

Differentiated Rates	
DC – Neighboring areas	0.07743
D1 – Up to 50 km	0.22190
D2 – Between 50 and 100 km	0.35957
D3 – Between 100 and 300 km	0.48618
D4 – More than 300 km	0.56981
Reduced Rates	
DC – Neighboring areas	0.01935
D1 – Up to 50 km	0.05698
D2 – Between 50 and 100 km	0.08583
D3 – Between 100 and 300 km	0.12152
D4 – More than 300 km	0.16894
Extra Reduced Rates	
DC – Neighboring areas	0.00967
D1 – Up to 50 km	0.02564
D2 – Between 50 and 100 km	0.04278
D3 – Between 100 and 300 km	0.05786
D4 – More than 300 km	0.08447

TIMETABLE
Normal Rates (working days, from 7:00AM to 9:00AM, from noon to 2:00PM, from 6:00PM to 9:00PM and Saturdays from 7:00AM to 2:00PM).
Differentiated Rates (working days, from 9:00AM to noon and from 2:00PM to 6:00PM).
Reduced Rates (working days, from 6:00AM to 7:00AM and from 9:00PM to 00:00. On Saturdays from 6:00AM to 7:00AM and from 2:00PM to 00:00. On Sundays and national holidays from 6:00AM to 00:00).
Extra Reduced Rates (every day, from 00:00 to 6:00AM).

The amounts include taxes, according the legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: June 28, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp – announces Tariff Readjustment.